School Specialty, Inc.

W6316 Design Drive

Greenville, WI 54942

Voice: 888-388-3224

Fax: 920-882-5863

May 22, 2009

VIA EDGAR

Mr. John Fieldsend, Attorney-Adviser

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

School Specialty, Inc.

Form 10-K for the Year Ended April 26, 2008, Filed June 25, 2008

Definitive Proxy Statement on Schedule 14A, Filed July 10, 2008

Form 10-Q for the Period Ended January 24, 2009, Filed February 27, 2009

File No. 0-24385

Dear Messrs. Fieldsend and Owings:

The purpose of this letter is to respond to the comments raised in your letter of April 24, 2009 to Mr. David J. Vander Zanden, Chief Executive Officer, School Specialty, Inc. (the “Company”) for the above-mentioned filings.

To facilitate your review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.  Please note that the Company will comply with those comments in all future filings, as applicable, where noted in our response.

We currently intend to file our annual report on Form 10-K for the 2009 fiscal year on or about June 24, 2009, and the proxy statement for our 2009 annual meeting of shareholders on or about July 10, 2009.  To the extent you have additional comments following your review of our responses below, we would appreciate receiving them in sufficient time in advance of these filings so that they can be resolved and addressed in those filings.

The following are the Company’s responses to your letter.

Form 10-K for the Year Ended April 26, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and … page 24

1.

Comment:  In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please address the following:

Response:

In future filings, the Company will provide greater detail on material trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have, a material impact on its financial condition, operating performance, revenues, income, or result in increasing or decreasing liquidity in any material way.  In response to your request for us to expand this section on material trends, et.,  the Company will broaden its discussion in future filings to address such things as  the impact of the recent economic downturn, the uncertainty it has created for schools and funding levels and its affect on the Company’s order volume. In response to your specific comments, the Company intends to include the disclosures in substantially the form set forth below in its fiscal 2009 Form 10-K.

•

In the second paragraph of the subsection entitled “Background” on page 24, you state that you have grown in recent years through acquisitions and internal growth.  Please discuss your future acquisition and internal growth plans, if any, whether you anticipate continuing to grow using these strategies, and the manner in which you will undertake these strategies going forward.

Proposed additional disclosure to the “Background” subsection:

 “Historically, we have grown through a combination of acquisitions and internal investments that drive organic growth.  In the past few years, our growth strategies have been focused primarily on the curriculum-based supplemental products, and we expect that this focus will continue in the foreseeable future.  While the number of acquisitions that we have completed has declined in the past two years, acquisitions remain a key strategy for us. Our future acquisition plans are focused primarily on acquiring curriculum-based products in disciplines where the Company’s current product offerings do not have the desired breadth and depth.   In addition, the Company is committed to continuing to invest in its internal product development efforts in order to expand current offerings such as its science and reading intervention curricula.  These growth plans, both through acquisition and internal product development, will be mainly focused on curriculum-based products because these types of products provide a competitive advantage in their proprietary nature, and have typically provided greater profit margins to the Company.  The Company also remains committed to its commodity-type products and while its acquisition strategy is more focused on curriculum-based supplemental products, the Company continues to invest resources towards increasing the Company’s market share for these commodity-based products.”

•

In the second paragraph on page 25, you state that the sale of School Specialty Media business unit in fiscal 2007 reflects your “desire to focus investments and management’s attention on those businesses that advance [your] long-term growth strategies.”  Please discuss in greater detail these long-term growth strategies and any additional steps you are taking to further the strategies.

Proposed Additional Disclosure to the “Background” subsection:

“Those long-term growth strategies include strengthening the Company’s presence in those categories that require higher educational content products and services, such as science curriculum and reading intervention solutions.  At the same time, the Company remains committed to its commodity-type products and markets and will continue to invest in those products and markets.  However, management believes that the future growth of the Company is more dependent on those products with higher educational content.  In pursuit of our long-term growth strategy the Company is in the process of  investing Company resources, both financial capital and human capital, in product development programs focused on those educational content areas as well as acquisition targets that already have or are in the process of developing educational content products.”

•

In the third paragraph on page 26, you state that the “current economic conditions” have caused consumers to “reduce discretionary consumer spending.”  Please discuss how the current economic conditions, including the recent downturn in the economy, contribute to your overall financial position and affect your operations now and in future periods and disclose the steps you are taking, if any, to deal with these conditions.

The current economic conditions are significantly different than the conditions that existed at the time of the Company’s filing of its fiscal 2008 Form 10-K.  As such the Company included an expanded discussion of the impact of the recent downturn in the economy and its impact on the Company in its Form 10-Q for the Period Ended January 24, 2009.  The Company intends to expand on our discussion of the economic downturn, the impact on our financial results and our actions to address the downturn in substantially the form set forth below in its fiscal 2009 Form 10-K.

 “The Company’s business results have been negatively impacted by the recent downturn in the economy.  The current economic conditions resulted in revenue declines as cautious spending by schools and teachers and growing state budget deficits have created uncertainty as to upcoming education funding levels from the states.  While we believe  the economic stimulus package which President Obama signed in February, 2009 will preserve educational funding as the states finalize budgets for the upcoming year, school districts and educators are taking a “wait and see” approach until the state budgets for the upcoming year are finalized.  In response to this uncertainty as to education funding, a possible period of reduced spending by schools and the uncertainty of the duration of any such reduction, the Company has initiated as significant cost-reduction plan in order to better balance expenses and product costs with potential lower revenue.  The plan targeted expense reductions will be accomplished through a combination of facility closures, functional department consolidations that resulted in staff reductions as well as negotiations with some of the Company’s larger vendors in order to better control product costs.  We anticipate these cost savings will offset the margin decline attributable to a revenue shortfall from a weakened economy.”

Fiscal 2008 Compared to Fiscal 2007, page 25

2.

Comment:  In this subsection, your Fiscal 2007 Compared to Fiscal 2006 subsection, and the similar subsections in your quarterly report on Form 10-Q for the period ended January 24, 2009, you discuss the changes in operation and cash flow amounts between the periods.  However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements.  Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes.  In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please address the following:

Response:

The Company will revise its disclosure in future filings to expand the information it provides regarding period-to-period changes including quantifying, where possible,  the reasons for changes and adding more detailed explanations as to the causes of the change. In response to your specific comments, the Company intends to include the disclosures in substantially the form set forth below in its fiscal 2009 Form 10-K, to be updated as necessary to reflect the periods to be discussed in that report.

•

In your Revenue subsection on page 26, you state that the decrease in the Essentials segment revenues was due to a reduction in school rebuilding activity in Louisiana, the elimination of an unproductive catalog, and the decision not to pursue low-margin bid business.  Please discuss in greater detail the reasons underlying each of these causes of the decrease in the Essentials segment’s revenue and quantify each reason’s impact on the change, if possible.

Proposed Additional Disclosure as follows:

“In fiscal 2007, the Essentials segment generated revenue attributable to rebuilding of schools in Louisiana in the aftermath of Hurricane Katrina.  During fiscal 2008, the Company’s volume of Louisiana school rebuilding projects had been significantly reduced, resulting in a revenue decline of approximately $9 million in fiscal 2008 as compared to fiscal 2007.  Also, the management of the Essentials segment did not pursue lower-margin bid business, which typically relate to state buying organizations, in fiscal 2008 due to the low profit margins earned on this revenue and the decision to focus its efforts on pursuing higher margin business.  This decision resulted in a decline of approximately $3 million in revenue in fiscal 2008 as compared to fiscal 2007.  The remainder of the Essentials revenue decline in fiscal 2008 as compared to fiscal 2007 was primarily related to management’s decision to eliminate certain catalogs in fiscal 2008.  These catalogs were eliminated because the previous years’ versions of the catalogs were unproductive in that the costs of printing and distributing the catalogs along with other variable costs associated with order fulfillment offset most, if not all, of  the gross margin generated from the incremental sales for those catalogs.”

•

In the Selling and Administrative Expenses subsection on page 29, you that the decrease in selling, general, and administrative expenses as a percent of revenue in the Specialty segment was primarily due to supply chain efficiencies, reduced catalog costs, and headcount reductions.  Further, you state that the reduction in catalog costs was achieved through the optimization of the catalog circulation, which reduced the number of unproductive catalogs mailed, and the headcount reductions were primarily related to the integration of Delta Education, LLC.  Please discuss in greater detail how you achieved greater supply chain efficiencies, optimized catalog circulation, and integrated Delta Education so as to reduce your headcount.  Also, please quantify, if possible, the impact of the supply chain efficiencies, the optimization of the catalog circulation, and the headcount reductions on your period change decrease in the Specialty segment’s in selling, general, and administrative expenses as a percent of revenue, if possible.

Proposed Additional Disclosure as follows:

“The 290 basis point decrease in SG&A costs as a percent of revenue was related primarily to supply chain efficiencies, reduced and more effective catalog spend and the integration of the Delta Education acquisition which resulted in headcount reductions. The greater supply chain efficiencies in fiscal 2007, as compared to fiscal 2006, resulted in a decrease of approximately 120 basis points in the Specialty segment’s SG&A as a percent of revenue.  Supply chain costs for the Specialty segment were 4.8% of revenue in fiscal 2006 as compared to 3.6% of revenue in fiscal 2007.  The primary driver for these efficiencies was related to our Lancaster distribution center.  Fiscal 2006 was our first full year of using the Lancaster, Pennsylvania distribution center, which was opened in late fiscal 2005.  Efficiencies in fiscal 2007 related to better trained distribution center associates, changes in the stocking models and improvements in the data used in our warehouse management system.  Specialty segment catalog expense declined as a percentage of revenue by 60 basis points from 5.4% of revenue in fiscal 2006 to 4.8% of revenue fiscal 2007.  This decrease was attributable to reductions in both total circulation and page count of the catalogs. The reduction in circulation was attributable to decreases in the number of prospecting catalogs mailed.  The reduction in page count was attributable to the Company’s efforts to focus on profitable products.  Partially offsetting these reductions in circulation were incremental catalog costs related to postage and paper price increases.  Also, contributing to the decline in SG&A as a percent of revenue was the integration of the Delta Education acquisition which was completed in fiscal 2006.   The completion of this integration provided SG&A leverage in fiscal 2007, which contributed to a decline of approximately 50 basis points of Specialty segment SG&A as a percent of revenue.  This integration included the consolidation of certain departmental functions such as finance and information technology.  The savings associated with the integration were related to headcount reductions and elimination of other redundant costs, such as occupancy costs.

•

In the first paragraph on page 22 of your quarterly report on Form 10-Q for the period ended January 24, 2009, you state that the Essentials segment’s revenue increased in the nine months ended January 24, 2009 as compared to the nine months ended January 26, 2008 due to stronger furniture orders and the timing of key school building projects, and that this increase was offset by a decline in consumable orders.  Please quantify each of these reasons for the period change, if possible, and discuss in greater detail the underlying causes of the stronger furniture orders, the timing of key school building projects, and the decline in consumable orders.

Proposed Additional Disclosure as follows:

“The $3.9 million of revenue growth in the Essentials segment was comprised of approximately $10 million of incremental revenue attributable to stronger furniture orders resulting from additional school building projects, which was partially offset by a decline of approximately $6 million in revenue attributable to consumable products (that is, school supplies).  The increase in furniture and school building project revenue was attributable mainly to school construction projects for which the schools and districts had committed funds prior to the economic downturn. The decline in the consumable products revenue was most directly attributable to the deteriorating economic conditions, which have negatively impacted state budgets.  We believe that these state budget shortfalls have created uncertainty with school districts and educators as to state funding levels for education, translating into the declines in consumable product revenue.  Revenue from basic school supplies has been relatively stable in fiscal 2009, but a shortfall in supplemental curriculum and student development supplies, which we believe are more discretionary and are purchased more at the educator level versus district level accounted for a majority of the decline in consumable revenue within the segment.”

Index to Exhibits

Exhibit 4.2

3.

Comment:  We note that you have incorporated by reference into your annual report on Form 10-K, as Exhibit 4.2 to that annual report, the Amended & Restated Credit Agreement, dated as of February 1, 2006, which was filed as Exhibit 4.1 to your quarterly report on Form 10-Q for the period ended January 28, 2006 that was filed on March 9, 2006.  The Table of Contents to that Amended & Restated Credit Agreement appears to indicate that the agreement contains certain schedules and exhibits that you did not file with the Amended & Restated Credit Agreement or elsewhere.  Please file the schedules and exhibits to the Amended & Restated Credit Agreement in your next periodic report or in a current report on Form 8-K, or tell us why it is not appropriate for you to file the schedules and exhibits to this agreement.  If you have filed these schedules and exhibits already, please tell us where they are located.

Response:

The Company will refile the agreement with the schedules and exhibits with its fiscal 2009 Form 10-K.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 9

4.

Comment:  We note your disclosure that, under its written charter, your audit committee is responsible for reviewing and approving all related party transactions with directors, executive officers, 5% shareholders, members of their families, and persons or entities affiliated with them.  Please tell us whether this charter includes written policies and procedures regarding the evaluation and approval of transactions between you and related parties that are required to be disclosed under Section 404(a) of Regulation S-K.  Also, in future filings, please revise your disclosure to describe your related party policies, whether they are written or not, so that you discuss specifically the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K.  The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response:

The Company will revise its disclosure in future filings of its Definitive Proxy to more fully describe the procedures regarding related party transactions.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its 2009 proxy statement.

“The Company’s Audit Committee Charter includes a written provision that the responsibilities of the audit committee include a review and approval of all related-party transactions with directors, executive officers, 5% shareholders, members of their family and persons or entities affiliated with any of them.   While the Charter does not provide specific procedures as to the review of related-party transactions, the Audit Committee requires management to present to the Committee at each quarterly meeting the details of any such transactions.  Any such related-party transactions would be reviewed and evaluated by the Audit Committee members based on the specific facts and circumstances of each transaction.  The Audit Committee’s philosophy is to discourage all related-party transaction, and as such, Company has not entered into any related-party transactions in recent years.”

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

5.

Comment:  We note your statements under the heading “Components” that your overall compensation is allocated among base salary, annual cash incentive awards, and long-term incentive awards “in a manner that is intended to create a balance between cash and non-cash compensation and between short-term and long-term incentives,” and that your compensation allocation is “based largely upon market data regarding the compensation practices of comparable companies.”  Also, we note your discussion under the heading “Philosophy.”  In addition to these discussions, in future filings, please provide in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation.  See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.  In this regard, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response:

The Company will provide greater detail in future filings about how the Compensation Committee determines the amount of each compensation element to pay and the Committee’s policies for allocating between long-term and current compensation.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its 2009 proxy statement.  In addition, the Company has considered the remaining factors in Item 402(b)(2) of Regulation S-K and believes that  those factors material to understanding the Company’s compensation policies are addressed either in the remaining responses within this letter or within the more detailed discussion of compensation elements within the proxy.  The Company will continue to discuss all factors which it believes are material in the upcoming 2010 proxy.

“The Committee’s executive compensation strategy is to target each of the three components of total compensation (base salary, annual cash incentive awards, and long-term incentive awards) at approximately 100 percent of the market median, or the 50th percentile of the compensation for comparable companies as represented in the Survey Data discussed in the Philosophy section.  Each of these components is reviewed annually by the Committee, with its independent compensation consultant, Towers Perrin, along with the assistance of the Company’s Chief Human Resources Officer, against the market median.  The Committee references the market median as a guideline for both the amounts of, and the allocation between its long-term compensation and currently paid out compensation in an effort to ensure the compensation and mix is competitive with the market in which the Company will compete for executive level talent.  While the Company utilizes survey data from a general industry group of approximately 400 U.S. companies, it does not specifically benchmark total compensation, or any particular compensation element, against specific companies.  Annually, the Committee assesses the availability of peer benchmark public company data but has found that the number of such peers is limited, thus requiring the use of broad multi-industry data provided and analyzed by Towers Perrin.”

Philosophy, page 10

6.

Comment:  We note that you determine the components of base pay, annual cash incentive awards, long-term equity incentive awards, and total compensation of each officer’s position against the median of the respective ranges based upon proprietary survey data obtained from Towers Perrin.  In future filings, please provide greater detail regarding whether these determinations entail benchmarking or whether they entail the review or consideration of a broad-based third-party survey for a more general purpose than benchmarking compensation.  See Question 118.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008).  If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).  See Item 402(b)(1)(v) of Regulation S-K.

Response:

The Company will provide greater detail in future filings regarding the manner in which the Compensation Committee uses third party survey data in making compensation determinations.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its fiscal 2009 proxy statement.

“The Committee reviews the Survey Data in order to establish a guideline in setting both the compensation amounts as well as the allocation between long-term equity compensation and currently payable cash compensation.  The Committee targets that the Company’s executive compensation, for each of the compensation components be at the 50th percentile, or median, of the Survey Data.  The Committee believes that the use of the median will represent a competitive compensation package which is necessary in order to attract, motivate and retain executives.  This median is a guideline.  While the Committee does use its discretion in reviewing other subjective items such as individual job performance, complexities and responsibilities of an individual’s position, potential for advancement and experience, the named executive officers compensation amounts included in this proxy remain aligned with the market median.  These other subjective factors are incorporated into the Committee’s philosophy in order to provide the Committee the necessary flexibility to exercise its discretion.

Independent Consultant, page 11

7.

Comment:  In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any.  Also, please describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties.  See Item 407(e)(3)(ii) and (iii) of Regulation S-K and Question 118.06 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008).

Response:

The Company will, in future filings, clarify the interaction between management and the Compensation Committee’s compensation consultant and provide greater detail as to the nature and scope of Towers Perrin’s assignment and the instructions and directions given to Towers Perrin.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its fiscal 2009 proxy statement.

“Under its charter, the Committee has the authority to retain a compensation consultant at the Company’s expense.  Historically, the Committee determined total compensation and the mix of cash and non-cash compensation with reference to national and regional survey data representing a broad range of companies of comparable size, complexity and geographic location to the Company, and also in consideration of specific needs of the Company to attract and retain highly competent executive officers.  In addition to those factors, the Committee engages Towers Perrin as an independent compensation consultant for advice on matters of senior executive compensation.  The Committee retains the sole authority to hire the consultant, approve its compensation, determine the nature and scope of its services, evaluate its performance and terminate its engagement.

Upon the engagement of Towers Perrin, the Committee instructed the consultant to perform the following services:

•

Provide an annual assessment of the total compensation for executive level positions.

•

Provide advice on competitive practice and executive compensation issues and trends.

•

Provide independent recommendations on Chief Executive Officer compensation.

•

Provide a review and assessment of the Company’s overall compensation plan design, with a focus on long-term incentives.

•

Review of the Company’s annual proxy materials.

Towers Perrin presents its recommendations regarding the compensation of the Chief Executive Officer directly to the Committee for its consideration, without the participation of the Chief Executive Officer.  The other recommendations of the consultant are provided to the Committee and the Chief Executive Officer with input from the Company’s Chief Human Resources Officer, who works directly with the consultant on the above matters.”

Base Salary, page 11

8.

Comment:  You state that your executives’ base salaries are determined from information in the Towers Perrin’s survey group and your “subjective assessment of several other factors,” including each executive’s “past performance record.”  Also, you state that “individual performance” is considered by you when evaluating an executive’s proposed salary adjustments.  Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective.  If certain financial results are quantified to establish or adjust base salaries, in future filings, please specify these results.  See Item 402(b)(2)(v) of Regulation S-K.  If financial results are not quantified, in future filings, please state.

Response:

The Compensation Committee uses the survey data along with subjective factors in order to determine base salaries for the executives.   The Company has used the words “past performance record” and “individual performance” synonymously.  While the Committee considers the overall financial performance of an executive’s business units, this is a subjective assessment and the weighting of overall financial performance in the establishment of base salary levels is done at the discretion of the Committee.  Specific performance metrics are not used as the Committee makes this subjective assessment.

In future filings, the Company will clearly state that the Committee uses discretion in its subjective assessment of employee performance as it relates to the establishment of base salaries.

9.

Comment:  Further, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this subsection, including experience, level of responsibility, and past performance, in determining your named executive officers’ base salaries.

Response:

The Company will  provide greater clarification in future filings as to the manner in which experience, level of responsibility and past performance are used by the Compensation Committee in determining base salaries for named executive officers.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its 2009 proxy statement.

“While the Committee uses the 50th percentile of the base salary for comparable positions from the Survey Group as a guideline for its named executive officers’ base salaries, the Committee conducts a subjective assessment of the level of responsibility, experience and past job performance of each of our named executive officers in determining their base salaries.  For example, if in the view of the Committee, a named executive officer, has more or less responsibility than the Committee’s subjective assessment of the typical responsibilities of a particular job title within the Survey Data, the Committee will take into account that information in deciding that executive’s base salary level.  The Committee also conducts a subjective assessment of the depth of each named executive officer’s experience, not just the length, in establishing their base salaries.  The Committee’s evaluation of each named executive officer’s past performance is not based solely on financial metrics, but rather on the Committee’s subjective assessment of the executive’s proven ability to execute the Company’s strategic goals.”

Annual Cash Incentive Bonus Plan, page 12

10.

Comment:  In the last paragraph of this subsection, you state that Thomas Slagle was awarded a $150,000 cash bonus “based on the successful attainment of the first quarter of fiscal 2008 performance metrics detailed in [his] employment agreement.”  In future filings, please disclose those metrics and how his performance compared to those metrics.

Response:

The Company will provide disclosure in its 2009 proxy statement in substantially the form set forth below to identify the performance metrics specified in Mr. Slagle’s employment agreement as well as the actual performance against those metrics.

“Mr. Slagle’s employment agreement, dated March 15, 2007, provided for a one-time bonus payment of $150,000 if the Company achieved 90% of its budgeted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in the first quarter of fiscal 2008.  The Company’s budgeted EBITDA in the first quarter of 2008, pursuant to the budget approved by the Company’s Board of Directors, was $77,220,000.  The Company’s actual EBITDA in the first quarter of fiscal 2008 was $81,541,000.  Thus, Mr. Slagle was awarded the $150,000 cash bonus in accordance with the attainment of the performance metric.”

Equity-Based Incentives, page 14

Non-Qualified Stock Options, page 14

11.

Comment:  You indicate that these incentives are awarded based on the recommendation of the compensation committee, which determines its recommendations by using the Towers Perrin executive compensation analysis.  In future filings, please discuss in greater detail this executive compensation analysis and how the committee uses this analysis to make its recommendations.

Response:

The Company will provide greater detail in its future filings as to the Towers Perrin executive compensation analysis and the manner in which the Compensation Committee uses the executive compensation analysis from Towers Perrin in making its recommendations as to the equity incentives to be awarded.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its 2009 proxy statement.

“The executive compensation analysis provided by Towers Perrin consists of a summary of the Survey Data whereby total compensation amounts and compensation amounts by component for comparable positions to the Company’s executive officers are expressed in terms of percentiles for the approximately 400 companies comprising the Survey Group.  This analysis is used by the Committee to target long-term incentive awards at a level for which the future value of any such awards is comparable to the 50th percentile of long-term compensation for those companies in the Survey Data for each executive level position.  This comparison is intended to provide a guideline as to current market practices rather than a benchmark against which the Company’s long-term equity incentive awards are measured.”

Performance Based Non-Vested Stock Units (NSUs), page 15

12.

Comment:  You state that vesting of the performance based non-vested stock units “granted at the beginning of fiscal 2008 is contingent upon a cumulative three-year average EPS target.”  In future filings, please disclose this cumulative three-year average target EPS, as well as the threshold and maximum EPS, necessary for a payout of the shares you disclose in the table at the bottom of page 15.

Response:

Similar to the manner in which the Company has disclosed the performance goals for completed performance cycles under its annual cash incentive bonus plan, in future filings the Company will disclose the threshold, target and maximum EPS performance goals established with respect to non-vested stock units for performance cycles that have been completed.  To that end, the Company will disclose the EPS performance goals for the fiscal 2008-2010 performance cycle in its 2010 proxy statement.  We do not believe that any disclosure of this information is material to an understanding of our named executive officers’ compensation for fiscal 2008 or fiscal 2009 because the performance cycle for these awards has not been completed and therefore the awards have not vested and no payments have yet been made to the named executive officers.  We believe it will be more meaningful to an investor’s understanding of the named executive officers’ compensation if the discussion of the payout in 2010, if any, is coupled with a discussion of the basis for the payout (i.e., the performance goals and the level of achievement relative to those goals).

*        *        *

In connection with the responses contained in this letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (920) 882-5854.  You may alternatively contact Kevin Baehler, Corporate Controller at 920-882-5882.

Very truly yours,

/s/ David N. Vander Ploeg

David N. Vander Ploeg
Chief Financial Officer